weis WHERE FRESHNESS MATTERS℠.

RECEIVED
MAR 06 2006
OFFICE OF THE SECRETARY

06026833

PROCESSED
MAR 09 2006
THOMSON FINANCIAL



WEIS Markets Inc
P.E. 12-31-05
RECD S.E.C.
MAR 6 2006
1086
ARLS

ANNUAL REPORT 2005

FINANCIAL HIGHLIGHTS

(dollars in thousands, except shares, per share amounts and store information)
For the Fiscal Years Ended December 31, 2005, December 25, 2004 and December 27, 2003

	2005 (53 weeks)	2004 (52 weeks)	2003 (52 weeks)
Net sales	**$2,222,598**	$2,097,712	$2,042,499
Income before provision for income taxes	**99,306**	87,603	88,204
Net income	**63,421**	57,191	54,576
Cash dividends	**30,270**	57,438	29,909
Shareholders' equity	**603,857**	571,700	575,448
Depreciation and amortization	**50,106**	46,335	46,495
Basic and diluted earnings per share	**2.35**	2.11	2.01
Cash dividends per share	**1.12**	2.12	1.10
At Year-End			
Shares outstanding	**27,019,896**	27,032,827	27,139,918
Number of grocery stores	**158**	157	158
Number of pet supply stores	**32**	33	33


Five-Year Net Sales
(dollars in millions)
1,972
1,999
2,042
2,098
2,223
'01
'02
'03
'04
'05


Five-Year Shareholders' Equity
(dollars in millions)
525
552
575
572
604
'01
'02
'03
'04
'05


Ten-Year Dividend Yield
2.84%
2.96%
2.76%
2.78%
2.91%
3.33%
3.33%
3.36%
6.11%
2.89%
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05


weis

TO OUR SHAREHOLDERS:

Our company made considerable progress in 2005. For the 53-week period ending December 31, 2005, our sales increased 6.0% to $2.2 billion compared to the 52-week period ending December 25, 2004. Our comparable store sales, adjusted for the additional week in 2005, increased 4.0%. It is important to note that our comparable store sales have now increased for 18 consecutive quarters.

In 2005, our net income increased 10.9% to $63.4 million and our basic and diluted earnings per share increased 11.4% to $2.35 per share. During the year, the annual rate of return on our common stock was 14.1%, and early in 2006, we increased our quarterly dividend by 3.6% to $.29 per share.

We attribute our success to a number of interrelated factors. Our perishable department sales continue to grow. In addition, our emphasis on innovative transaction-building strategies has resulted in increased center store sales and helped us compete effectively against other classes of trade. At store level, our recruitment, training and development programs for hourly and management associates continue to result in better-run stores and improved customer service.

We have also done a better job controlling our expenses. At store level, we continue to implement cost control programs that have helped reduce our shrink levels. As a company that operates its own distribution center and truck fleet, we have been able to partially offset steep fuel price increases with new load-building and yard management systems. We have also completed the installation of mobile information systems in our trucks and trained all of our drivers in their use, which has resulted in improved fuel economy and will allow us to save on future equipment purchases.

The increased cost for medical insurance is a nationwide problem that has significantly impacted our company in recent years. In 2004, our expenses for medical benefits increased 25.1%. As a result, we implemented a comprehensive strategy in 2005 to contain these cost increases while offering our associates affordable health insurance plans that meet their needs. We made considerable progress containing our health insurance cost increases, but expect this issue to be a continuing challenge for our company in 2006.

We remain a growth-oriented company. In 2005, our capital expenditures totaled $55.5 million. During the year, we built a new superstore in Boonsboro, Maryland and a replacement unit in Mifflinburg, Pennsylvania. We also expanded three units and remodeled five others.

Over the next twelve months, we expect to invest $90.6 million for capital expenditures. This budget includes all store, distribution and manufacturing projects and equipment purchases. We are planning to build six superstores, including four replacement units. Just as important, we will continue to invest in our existing store base. In 2006, we are planning fifteen additions and seventeen remodels.

We expect to start these projects in 2006, but note that some may not be completed until the following year due to site acquisition considerations, construction challenges, the weather and local approval and permitting issues.

On February 4, 2006, we launched our new advertising campaign with the theme, *Where Freshness Matters*, which stresses our commitment to the quality and value of our perishables. This is a distinctive approach compared to other food retailers, who often sacrifice freshness and quality while focusing on other things such as price and prepackaged meats.

In addition to telling the overall story of our commitment, the campaign spotlights the strengths of individual departments. Our message is being delivered through a comprehensive range of media including television and radio commercials, point of sale materials, print ads and a redesigned circular. For our company and our associates, *Where Freshness Matters* is more than just a catchy advertising slogan; in a very real sense, it represents what we stand for as a company.

As we look to the future, we are always mindful that our success depends on the commitment of our associates. With their help, we will continue to focus on the growth and improvement of our company and hope to report back with more good results next year.

Sincerely,

Robert F. Weis
Chairman

Norman S. Rich
President and Chief Executive Officer





Company Overview

Weis Markets, Inc. was founded in Sunbury, Pennsylvania in 1912. Today it is ranked in the top 50 food and drug retailers in the United States in terms of revenues generated. At the end of fiscal 2005, the company was operating 158 retail food stores and 32 pet supply stores in Pennsylvania and surrounding states. Company revenues, income and cash flows are generated in the retail food stores from the sale of a wide variety of consumer products including groceries, dairy products, frozen foods, meats, seafood, fresh produce, floral, prescriptions, deli/bakery products, prepared foods, fuel, general merchandise, health and beauty care and household products. The pet supply stores offer a broader assortment of pet supply products compared to the company's retail food stores. The company supports its retail operations through a centrally located distribution facility, transportation fleet, four manufacturing facilities and its administrative offices.

The following analysis should be read in conjunction with Financial Statements included in the 2005 Quarterly Reports on Form 10-Q and the 2004 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission, as well as the cautionary statement captioned "Forward-Looking Statements" immediately following this analysis.

Results of Operations

Total company sales in the 53-week year ending December 31, 2005 of $2.223 billion, increased $124.9 million or 6.0% compared to sales of $2.098 billion generated in fiscal 2004, a 52-week year. Excluding the one additional week in the current year, comparable store sales increased 4.0% compared to 2004. Sales in 2004 increased 2.7%, or $55.2 million, compared to 2003, also a 52-week year. Comparable store sales in 2004 increased 3.0% compared to 2003.

When calculating the percentage change in comparable store sales, the company defines a new store to be comparable the week following one full year of operation. Relocated stores and stores with expanded square footage are included in comparable sales since these units are located in existing markets and are open during construction. When a store is closed, sales generated from that unit in the prior year are subtracted from total company sales starting the same week of closure in the prior year and continuing from that point forward.

The sales increases in the years presented were driven by growth in store square footage, customer count, sales per customer transaction and inflation. The favorable sales results were heavily impacted by a continuing strong performance from the store perishable departments in all three years. The company generated similar percentage increases from its non-perishable or center store sales in 2005 as it did with perishable department sales. Although the company experienced some product cost inflation in 2005, management does not feel it can accurately measure the full impact of product inflation and deflation on retail pricing due to changes in the types of merchandise sold between periods, shifts in customer buying patterns and the fluctuation of competitive factors.

Gross profit dollars generated from sales in 2005 increased $37.0 million, or 6.7%, to $586.5 million compared to 2004, which increased $12.9 million compared to 2003. Gross profit as a percentage of sales remained consistent at 26.4%, 26.2% and 26.3% in 2005, 2004 and 2003, respectively.

Cost of sales consists of direct product costs (net of discounts and allowances), warehouse costs, transportation costs and manufacturing facility costs. In the past several years, many vendors have converted promotional incentives to reimbursements based upon sales movement data recorded at the point of sale rather than for cases purchased. Management expects this to be a continuing trend that will have no impact on the company's overall gross profit results.

The company continues to implement operational initiatives to reduce inventory shrink losses in its retail facilities and will begin installation of a new exception reporting and performance management application in the first quarter of 2006 to further improve company gross profit results.

The company continues to self distribute from its 1.1 million square foot distribution center located in Milton, Pennsylvania. In 2004, the company made a capital investment into ergonomic warehouse racks, improved lighting, and a hands-free voice directed order selection solution in its distribution center. As a result of this investment, the company substantially improved safety conditions, order selection accuracy and associate productivity in 2005. This investment also resulted in better in-stock conditions at store level. In 2005, the company made several transportation improvements reducing the number of store loads by approximately 5.0%, partially negating the impact of increased fuel costs which surged 26.5% compared to 2004. The company also completed the roll out of several other technology initiatives at its distribution center to improve inventory control and labor efficiencies in 2005 including a new labor scheduling system and a new tractor and trailer yard management system. In addition, the company completed the installation of on-board computer systems in its trucks, which improves fuel economy, provides real time fleet visibility, monitors engine maintenance requirements and produces driver logs.

Management is unaware of any other events or trends that may materially impact its sales or product costs that would cause a material change to the overall financial operation of the company.

Operating, general and administrative expenses in 2005 increased $29.6 million to $506.9 million, but have remained consistent as a percentage of sales at 22.8% in 2005, 2004 and 2003. Labor and benefit costs, which helped to generate higher sales volume in 2005, accounted for $18.6 million of the total increase in expenses. Utilities increased $3.3 million or 9.5% in 2005 and store supply costs increased $2.2 million or 13.0%, partially due to rising costs for petroleum based products. Interchange fees for accepting credit and debit cards increased $1.5 million or 17.3% in 2005. Depreciation and amortization increased $3.8 million or 8.1% primarily due to higher 2004 capital expenditures and the use of an accelerated depreciation method for both book and tax purposes.

In 2005, the company's investment income increased $1.8 million or 110.8%, to $3.4 million. The company realized a long-term gain of $422,000 on the sale of equities from its investment portfolio during the year. Company funds grew in 2005 as capital expenditures were lower than expected, thus increasing the amount available to be invested in a higher yielding market. In 2004, the company's investment income of $1.6 million increased $397,000, or 32.5%, compared to 2003.

The company's other income is primarily generated from rental income, coupon-handling fees, store service commissions, cardboard salvage, gain or loss on the disposition of fixed assets and interest expense. Other income of $16.3 million, or .7% of sales, increased $2.5 million, or 18.4%, compared to 2004. Other income in 2004 decreased $2.6 million or 15.7%, compared to 2003. In 2004, the company realized a pre-tax loss of $1.4 million on the disposal of fixed assets.

The company's combined federal and state effective tax rate was 36.1% in 2005, 34.7% in 2004 and 38.1% in 2003. During 2003, the Internal Revenue Service completed its routine audit of the company's federal income tax returns for the years 1997 through 2001, and the resulting settlement did not have a material impact on 2003 income tax expense. The company's effective tax rate decreased from 2003 to 2004 due to a change in estimate related to the final settlement of certain income tax audits during 2004, resulting in a $2.5 million increase in net income.

Net income in 2005 was $63.4 million or 2.9% of sales compared to $57.2 million or 2.7% of sales in 2004 and $54.6 million or 2.7% of sales in 2003. Basic and diluted earnings per share of $2.35 in 2005 compared to $2.11 in 2004 and $2.01 in 2003.

Liquidity and Capital Resources

Net cash provided by operating activities was $104.3 million in 2005 compared with $118.2 million in 2004 and $106.1 million in 2003. Working capital increased 18.7% in 2005, decreased 15.1% in 2004, and increased 41.2% in 2003. The considerable decline in working capital in 2004 was primarily due to a special one dollar per share dividend paid to shareholders in September of 2004. Inventory increased $14.3 million in 2005 compared to 2004 and declined $8.5 million in 2004 compared to 2003 primarily due to where the fiscal year-end date fell. In 2004, the fiscal year ended on December 25th after the major holiday selling period. In 2005, the fiscal year ended on December 31st as the company replenished for an upcoming sales program.

Net cash used in investing activities was $62.4 million in 2005 compared to $72.1 million in 2004, and $30.6 million in 2003. These funds were used primarily for the purchases of new securities and property and equipment. Property and equipment purchases during fiscal 2005 totaled $55.5 million compared to $82.8 million in 2004 and $35.9 million in 2003. As a percentage of sales, capital expenditures were 2.5%, 3.9% and 1.8% in 2005, 2004 and 2003, respectively.

The company's capital expansion program includes the construction of new superstores, the expansion and remodeling of existing units, the acquisition of sites for future expansion, new technology purchases and the continued upgrade of the company's processing and distribution facilities. Company management estimates that its current development plans will require an investment of approximately $90.6 million in 2006.

Net cash used in financing activities during 2005 was $30.8 million compared to $61.3 million in 2004 and $31.9 million in 2003. In 2002, the company established a three-year unsecured revolving credit agreement for $100 million to provide funds for general corporate purposes including working capital and letters of credit. As of October 18, 2005, the company allowed the Revolving Credit Agreement to expire and outstanding letters of credit under the agreement were refinanced. At December 31, 2005, the company had outstanding letters of credit of $25.9 million.

Total cash dividend payments on common stock, on a per share basis, amounted to $1.12 in 2005 compared to $2.12 in 2004 and $1.10 in 2003. On September 3, 2004, the company paid a special one dollar per share dividend totaling $27.1 million to its shareholders. Treasury stock purchases amounted to $715,000 in 2005, compared to $4.0 million in 2004 and $2.0 million in 2003. The Board of Directors 2004 resolution authorizing the repurchase of up to one million shares of the company's common stock has a remaining balance of 888,624 shares.

The company has no other commitment of capital resources as of December 31, 2005, other than the lease commitments on its store facilities under operating leases that expire at various dates through 2024. The company anticipates funding its working capital requirements and its $90.6 million capital expansion program through internally generated cash flows from operations.

The company's earnings and cash flows are subject to fluctuations due to changes in interest rates as they relate to available-for-sale securities and any future long-term debt borrowings. The company's marketable securities currently consist of Pennsylvania tax-free state and municipal bonds, equity securities and other short-term investments. Other short-term investments are classified as cash equivalents on the Consolidated Balance Sheets.

By their nature, these financial instruments inherently expose the holders to market risk. The extent of the company's interest rate and other market risk is not quantifiable or predictable with precision due to the variability of future interest rates and other changes in market conditions. However, the company believes that its exposure in this area is not material.

Under its current policies, the company invests primarily in high-grade marketable securities and does not use interest rate derivative instruments to manage exposure to interest rate fluctuations. Historically, the company's principal investment strategy of obtaining marketable securities with maturity dates between one and five years helps to minimize market risk and to maintain a balance between risk and return. The equity securities owned by the company consist primarily of stock held in large capitalized companies trading on public security exchange markets. The company's management continually monitors the risk associated with its marketable securities. A quantitative tabular presentation of risk exposure is located on page 6.

Contractual Obligations

The following table represents scheduled maturities of the company's long-term contractual obligations as of December 31, 2005.

	Payments due by period				
(dollars in thousands)	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Operating leases	$229,570	$27,700	$51,537	$42,544	$107,789
Total	$229,570	$27,700	$51,537	$42,544	$107,789

Critical Accounting Estimates

The company has chosen accounting policies that it believes are appropriate to accurately and fairly report its operating results and financial position, and the company applies those accounting policies in a consistent manner. The Significant Accounting Policies are summarized in Note 1 to the Consolidated Financial Statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that the company make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The company evaluates these estimates and assumptions on an ongoing basis and may retain outside consultants, lawyers and actuaries to assist in its evaluation. The company believes the following accounting policies are the most critical because they involve the most significant judgments and estimates used in preparation of its consolidated financial statements.

Vendor Allowances

Vendor rebates, credits and promotional allowances that relate to the company's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of cost of sales as they are earned, in accordance with its underlying agreement. Off-invoice and bill-back allowances are used to reduce direct product costs upon the receipt of goods. Volume incentive discounts are realized as a reduction of cost of sales at the time it is deemed probable and reasonably estimable that the incentive target will be reached. Promotional allowance funds for specific vendor-sponsored programs are recognized as a reduction of cost of sales as the program occurs and the funds are earned per the agreement. Cash discounts for prompt payment of invoices are realized in cost of sales as invoices are paid. Warehouse and back-haul allowances provided by suppliers for distributing their product through our distribution system are recorded in cost of sales as the required performance is completed. Warehouse rack and slotting allowances are recorded in cost of sales when new items are initially set up in the company's distribution system, which is when the related expenses are incurred and performance under the agreement is complete. Swell allowances for damaged goods are realized in cost of sales as provided by the supplier, helping to offset product shrink losses also recorded in cost of sales.

Store Closing Costs

The company provides for closed store liabilities relating to the estimated post-closing lease liabilities and related other exit costs associated with the store closing commitments. The closed store liabilities are usually paid over the lease terms associated with the closed stores having remaining terms ranging from one to five years. At December 31, 2005, closed store lease liabilities totaled $1.6 million. The company estimates the lease liabilities, net of sublease income, using the undiscounted rent payments of closed stores. Other exit costs include estimated real estate taxes, common area maintenance, insurance and utility costs to be incurred after the store closes over the remaining lease term. Store closings are generally completed within one year after the decision to close. Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenants and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which changes become known. Any excess store closing liability remaining upon settlement of the obligation is reversed to income in the period that such settlement is determined. Inventory write-downs, if any, in connection with store closings, are classified in cost of sales. Costs to transfer inventory and equipment from closed stores are expensed as incurred. Store closing liabilities are reviewed quarterly to ensure that any accrued amount that is no longer needed for its originally intended purpose is reversed to income in the proper period.

Self-Insurance

The company is self-insured for a majority of its workers' compensation, general liability, vehicle accident and associate medical benefit claims. The self-insurance liability for most of the workers' compensation claims is determined based on historical data and an estimate of claims incurred but not reported. The other self-insurance liabilities are determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The company is liable for associate health claims up to a lifetime aggregate of $1,000,000 per member and for workers compensation claims up to $2,000,000 per claim. Property and casualty insurance coverage is maintained with outside carriers at deductible or retention levels ranging from $250,000 to $2,000,000. Significant assumptions used in the development of the actuarial estimates include reliance on our historical claims data including average monthly claims and average lag time between incurrence and reporting of the claim.

Forward-Looking Statements

In addition to historical information, this Annual Report may contain forward-looking statements. Any forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. For example, risks and uncertainties can arise with changes in: general economic conditions, including their impact on capital expenditures; business conditions in the retail industry; the regulatory environment; rapidly changing technology and competitive factors, including increased competition with regional and national retailers; and price pressures. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as of the date hereof. The company undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the company files periodically with the Securities and Exchange Commission.

Certifications

As required under Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, the company submitted a Chief Executive Officer Certification to the New York Stock Exchange with no qualifications on April 15, 2005. The company filed with the Securities and Exchange Commission the Chief Executive Officer and Chief Financial Officer certifications as required under Section 302 of the Sarbanes-Oxley Act in the prior years as an Exhibit to Form 10-K.

Quantitative Disclosures About Market Risk

(dollars in thousands) *December 31, 2005*	2006	Expected Maturity Dates 2007	2008	2009	2010	Thereafter	Total	Fair Value Dec. 31, 2005
Rate sensitive assets:								
Fixed interest rate securities	**$5,000**	**$ —**	**$1,200**	**$2,020**	**$4,680**	**$ —**	**$12,900**	**$13,311**
Average interest rate	**3.00%**	**—**	**2.97%**	**3.19%**	**3.31%**	**—**	**3.14%**	

(dollars in thousands) *December 25, 2004*	2005	Expected Maturity Dates 2006	2007	2008	2009	Thereafter	Total	Fair Value Dec. 25, 2004
Rate sensitive assets:								
Fixed interest rate securities	$5,000	$ —	$ —	$ —	$ —	$ —	$ 5,000	$ 5,008
Average interest rate	1.56%	—	—	—	—	—	1.56%	

Other Relevant Market Risks

The company's equity securities at December 31, 2005 had a cost basis of $2,514,000 and a fair value of $9,899,000. The dividend yield realized on these equity investments was 6.92% in 2005. The company's equity securities at December 25, 2004 had a cost basis of $3,091,000 and a fair value of $11,204,000. The dividend yield realized on these equity investments was 5.00% in 2004. Market risk, as it relates to equities owned by the company, is discussed within the "Liquidity and Capital Resources" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained within this report.

Consolidated Balance Sheets

(dollars in thousands) *December 31, 2005 and December 25, 2004*	**2005**	2004
Assets		
Current:		
Cash and cash equivalents	**$ 69,300**	$ 58,234
Marketable securities	**23,210**	16,212
Accounts receivable, net	**38,376**	36,058
Inventories	**179,382**	165,044
Prepaid expenses	**6,076**	4,970
Income taxes recoverable	—	1,729
Deferred income taxes	**4,359**	3,003
Total current assets	**320,703**	285,250
Property and equipment, net	**446,517**	441,074
Goodwill	**15,731**	15,731
Intangible and other assets, net	**5,536**	6,427
	$788,487	$748,482
Liabilities		
Current:		
Accounts payable	**$100,895**	$ 95,743
Accrued expenses	**20,079**	20,637
Accrued self-insurance	**21,553**	20,172
Payable to employee benefit plans	**12,487**	10,826
Income taxes payable	**2,020**	—
Total current liabilities	**157,034**	147,378
Deferred income taxes	**27,596**	29,404
Shareholders' Equity		
Common stock, no par value, 100,800,000 shares authorized, 33,002,357 and 32,997,157 shares issued, respectively	**8,371**	8,199
Retained earnings	**735,865**	702,714
Accumulated other comprehensive income	**4,296**	4,747
	748,532	715,660
Treasury stock at cost, 5,982,461 and 5,964,330 shares, respectively	**(144,675)**	(143,960)
Total shareholders' equity	**603,857**	571,700
	$788,487	$748,482

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except shares and per share amounts) For the Fiscal Years Ended December 31, 2005, December 25, 2004 and December 27, 2003	**2005 (53 weeks)**	2004 (52 weeks)	2003 (52 weeks)
Net sales	**$2,222,598**	$2,097,712	$2,042,499
Cost of sales, including warehousing and distribution expenses	**1,636,137**	1,548,210	1,505,926
Gross profit on sales	**586,461**	549,502	536,573
Operating, general and administrative expenses	**506,900**	477,317	465,952
Income from operations	**79,561**	72,185	70,621
Investment income	**3,408**	1,617	1,220
Other income, net	**16,337**	13,801	16,363
Income before provision for income taxes	**99,306**	87,603	88,204
Provision for income taxes	**35,885**	30,412	33,628
Net income	**$ 63,421**	$ 57,191	$ 54,576
Weighted-average shares outstanding, basic	**27,026,748**	27,098,000	27,186,277
Weighted-average shares outstanding, diluted	**27,033,789**	27,098,276	27,186,277
Cash dividends per share	**$ 1.12**	$ 2.12	$ 1.10
Basic and diluted earnings per share	**$ 2.35**	$ 2.11	$ 2.01

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(dollars in thousands, except shares) *For the Fiscal Years Ended December 31, 2005, December 25, 2004 and December 27, 2003*	Common Stock		Retained	Accumulated Other Comprehensive	Treasury Stock		Total Shareholders'
	Shares	**Amount**	**Earnings**	**Income**	**Shares**	**Amount**	**Equity**
Balance at December 28, 2002	32,986,337	$7,882	$678,294	$4,145	5,792,800	$(137,889)	$552,432
Net income	—	—	54,576	—	—	—	54,576
Other comprehensive income, net of reclassification adjustments and tax	—	—	—	283	—	—	283
Comprehensive income							54,859
Shares issued for options	3,170	89	—	—	—	—	89
Treasury stock purchased	—	—	—	—	56,789	(2,023)	(2,023)
Dividends paid	—	—	(29,909)	—	—	—	(29,909)
Balance at December 27, 2003	32,989,507	7,971	702,961	4,428	5,849,589	(139,912)	575,448
Net income	—	—	57,191	—	—	—	57,191
Other comprehensive income, net of reclassification adjustments and tax	—	—	—	319	—	—	319
Comprehensive income							57,510
Shares issued for options	7,650	228	—	—	—	—	228
Treasury stock purchased	—	—	—	—	114,741	(4,048)	(4,048)
Dividends paid	—	—	(57,438)	—	—	—	(57,438)
Balance at December 25, 2004	32,997,157	8,199	702,714	4,747	5,964,330	(143,960)	571,700
Net income	—	—	63,421	—	—	—	63,421
Other comprehensive income, net of reclassification adjustments and tax	—	—	—	(451)	—	—	(451)
Comprehensive income							62,970
Shares issued for options	5,200	172	—	—	—	—	172
Treasury stock purchased	—	—	—	—	18,131	(715)	(715)
Dividends paid	—	—	(30,270)	—	—	—	(30,270)
Balance at December 31, 2005	**33,002,357**	**$8,371**	**$735,865**	**$4,296**	**5,982,461**	**$(144,675)**	**$603,857**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands) *For the Fiscal Years Ended December 31, 2005, December 25, 2004 and December 27, 2003*	**2005 (53 weeks)**	2004 (52 weeks)	2003 (52 weeks)
Cash flows from operating activities:			
Net income	**$ 63,421**	$ 57,191	$ 54,576
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**43,875**	40,614	40,196
Amortization	**6,231**	5,721	6,299
Loss on disposition of fixed assets	**519**	1,438	122
Gain on sale of marketable securities	**(422)**	(52)	—
Changes in operating assets and liabilities:			
Inventories	**(14,338)**	8,508	9,280
Accounts receivable and prepaid expenses	**(3,424)**	(2,930)	(3,930)
Income taxes recoverable	**1,729**	(1,729)	—
Accounts payable and other liabilities	**7,636**	4,648	42
Income taxes payable	**2,020**	(1,955)	(4,157)
Deferred income taxes	**(2,845)**	6,786	3,721
Other	**(98)**	6	—
Net cash provided by operating activities	**104,304**	118,246	106,149
Cash flows from investing activities:			
Purchase of property and equipment	**(55,468)**	(82,766)	(35,928)
Proceeds from the sale of property and equipment	**291**	9,086	4,271
Purchase of marketable securities	**(8,248)**	(24,850)	—
Proceeds from maturities of marketable securities	—	26,350	1,023
Proceeds from sale of marketable securities	**1,000**	86	—
Net cash used in investing activities	**(62,425)**	(72,094)	(30,634)
Cash flows from financing activities:			
Payment of deferred financing fees	—	—	(25)
Proceeds from issuance of common stock	**172**	228	89
Dividends paid	**(30,270)**	(57,438)	(29,909)
Purchase of treasury stock	**(715)**	(4,048)	(2,023)
Net cash used in financing activities	**(30,813)**	(61,258)	(31,868)
Net increase (decrease) in cash and cash equivalents	**11,066**	(15,106)	43,647
Cash and cash equivalents at beginning of year	**58,234**	73,340	29,693
Cash and cash equivalents at end of year	**$ 69,300**	$ 58,234	$ 73,340

See accompanying notes to consolidated financial statements.

Note 1 Summary of Significant Accounting Policies
The following is a summary of the significant accounting policies utilized in preparing the company's consolidated financial statements:

(a) Description of Business
Weis Markets, Inc. is a Pennsylvania business corporation formed in 1924. The company is engaged principally in the retail sale of food in Pennsylvania and surrounding states. There was no material change in the nature of the company's business during fiscal 2005.

(b) Definition of Fiscal Year
The company's fiscal year ends on the last Saturday in December. Fiscal 2005, 2004 and 2003 were comprised of 53 weeks, 52 weeks and 52 weeks, respectively.

(c) Principles of Consolidation
The consolidated financial statements include the accounts of the company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(d) Use of Estimates
Management of the company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(e) Reclassifications
Certain amounts in the 2004 and 2003 consolidated financial statements have been reclassified to conform to the current year presentation. The company changed the classification of certain investments at December 27, 2003 in the amount of $69.9 million. These investments were originally reported as marketable securities rather than as cash and cash equivalents consistent with the company's policy for classifying such investments as described in Note 1(f). The effect of this reclassification did not change previously reported amounts of current assets or total assets, but affected the amounts reported as cash flows used in investing activities and cash and cash equivalents in the 2003 consolidated statements of cash flows. In addition, the company in 2004 reclassified within the 2003 consolidated statement of cash flows immaterial amounts of deferred financing costs and amortization of deferred financing costs previously reported as investing activities to operating activities or financing activities, as appropriate.

(f) Cash and Cash Equivalents
The company considers investments with an original maturity of three months or less to be cash equivalents. Investment amounts classified as cash equivalents as of December 31, 2005 and December 25, 2004 totaled $64.7 million and $54.4 million, respectively.

(g) Marketable Securities
Marketable securities consist of Pennsylvania tax-free state and municipal bonds and equity securities. By policy, the company invests primarily in high-grade marketable securities. The company classifies all of its marketable securities as available-for-sale.

Available-for-sale securities are recorded at fair value as determined by quoted market price based on national markets. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of shareholders' equity until realized. A decline in the fair value below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security. Dividend and interest income is recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities.

(h) Accounts Receivable
Accounts receivable are stated net of an allowance for uncollectible accounts of $1.2 million and $1.7 million as of December 31, 2005 and December 25, 2004, respectively. The reserve balance relates to amounts due from pharmacy third party providers and customer returned checks. The company maintains an allowance for the amount of receivables deemed to be uncollectible and calculates this amount based upon historical collection activity adjusted for current conditions. Customer electronic payments accepted at the point of sale are classified as accounts receivable until collected.

(i) Inventories
Inventories are valued at the lower of cost or market, using both the last-in, first-out (LIFO) and average cost methods. The company evaluates inventory shortages throughout the year based on actual physical counts in its facilities. Allowances for inventory shortages are recorded based on the results of these counts and to provide for estimated shortages from the last physical count to the financial statement date. See additional disclosures regarding inventories in Note 3.

(j) Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided on the cost of buildings and improvements and equipment principally using accelerated methods. Leasehold improvements are amortized using the straight line method over the terms of the leases or the useful lives of the assets, whichever is shorter.

Maintenance and repairs are expensed and renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the assets and accumulated depreciation are removed from the respective accounts and any profit or loss on the disposition is credited or charged to "Other income."

(k) Goodwill and Intangible Assets
The company follows Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which establishes that intangible assets with an indefinite useful life shall not be amortized until their useful life is determined to be no longer indefinite and should be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS 142 states that goodwill should not be amortized but tested for impairment for each reporting unit, on an annual basis and between annual tests in certain circumstances. Intangible assets with a definite useful life are generally amortized over periods ranging from 15 to 20 years. As of December 31, 2005, the company has no intangible assets, other than goodwill, with indefinite lives.

(l) Impairment of Long-Lived Assets
In accordance with FASB Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of

Long-Lived Assets" ("SFAS 144"), the company periodically evaluates the period of depreciation or amortization for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. The company reviews its property and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. An impairment loss would be recorded for the excess of net book value over the fair value of the asset impaired. The fair value is estimated based on expected discounted future cash flows.

With respect to owned property and equipment associated with closed stores, the value of the property and equipment is adjusted to reflect recoverable values based on the company's prior history of disposing of similar assets and current economic conditions.

The results of impairment tests are subject to management's estimates and assumptions of projected cash flows and operating results. The company believes that, based on current conditions, materially different reported results are not likely to result from long-lived asset impairments. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

(m) Store Closing Costs

In accordance with FASB Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), the company provides for closed store liabilities relating to the estimated post-closing lease liabilities and related other exit costs associated with the store closing commitments. The closed store liabilities are usually paid over the lease terms associated with the closed stores having remaining terms ranging from one to five years. At December 31, 2005, closed store lease liabilities totaled $1.6 million. The company estimates the lease liabilities, net of sublease income, using the undiscounted rent payments of closed stores.

(n) Self-Insurance

The company is self-insured for a majority of its workers' compensation, general liability, vehicle accident and associate medical benefit claims. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The company is liable for associate health claims up to a lifetime aggregate of $1,000,000 per member and for workers' compensation claims up to $2,000,000 per claim. Property and casualty insurance coverage is maintained with outside carriers at deductible or retention levels ranging from $250,000 to $2,000,000.

(o) Stock Option Plan

As of December 31, 2004, no awards may be granted under the company's 1995 Stock Option Plan. The last options granted under the Plan in 2002 will expire in 2012. The proforma impact of adopting FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") as amended by FASB Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," is immaterial. See additional disclosures regarding remaining outstanding options in Note 7.

(p) Income Taxes

Under the asset and liability method of FASB Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(q) Earnings Per Share

Earnings per share are based on the weighted-average number of common shares outstanding. Diluted earnings per share are based on the weighted-average number of common shares outstanding, plus the incremental shares that would have been outstanding upon the assumed exercise of all dilutive stock options, subject to antidilution limitations. Basic and diluted earnings per share are the same amounts for each period presented. For 2004 and 2003, options to purchase 32,850 and 41,111, respectively, at per share exercised prices ranging from $35.56 to $37.94, were not included in the computation of diluted earnings per share because their inclusion under the treasury stock method would have been antidilutive.

(r) Revenue Recognition

Revenue from the sale of products to the company's customers is recognized at the point of sale. Discounts provided to customers at the point of sale through the Weis Club Preferred Shopper loyalty program are recognized as a reduction in sales as products are sold. Periodically, the company will run a point based sales incentive program that rewards customers with future sales discounts. The company makes reasonable and reliable estimates of the amount of future discounts based upon historical experience and its customer data tracking software. Sales are reduced by these estimates over the life of the program. Discounts to customers at the point of sale provided by vendors, usually in the form of paper coupons, are not recognized as a reduction in sales provided the discounts are redeemable at any retailer that accepts those discounts. The company does not recognize revenue when it sells gift cards, but rather revenue is recognized at the time of customer redemption for products. Return activity is immaterial to revenues.

(s) Cost of Sales, Including Warehousing and Distribution Expenses

"Cost of sales, including warehousing and distribution expenses" consists of direct product costs (net of discounts and allowances), warehouse costs, transportation costs and manufacturing facility costs.

(t) Vendor Allowances

Vendor rebates, credits and promotional allowances that relate to the company's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a reduction of cost of sales as they are earned, in accordance with its underlying agreement. Off-invoice and bill-back allowances are used to reduce direct product costs upon the receipt of goods. Volume incentive discounts are realized as a reduction of cost of sales at the time it is deemed probable and reasonably estimable that the incentive target will be reached. Promotional allowance funds for specific vendor-sponsored programs are recognized as a reduction of cost of sales as the program occurs and the funds are earned per the agreement. Cash discounts for prompt payment of invoices are realized in cost of sales as invoices are paid. Warehouse and back-haul allowances provided by suppliers for distributing their product through our distribution system are recorded in cost of sales as the required performance is completed. Warehouse rack and slotting allowances are recorded in cost of sales when new items are initially set up in the company's distribution system, which is when the related expenses are incurred and performance under the agreement is complete. Swell allowances for damaged goods are realized in cost of sales as provided by the supplier, helping to offset product shrink losses also recorded in cost of sales.

Vendor allowances recorded as credits in cost of sales totaled $40.7 million in 2005, $42.9 million in 2004, and $44.1 million in 2003. Vendor paid cooperative advertising credits totaled $16.8 million in 2005, $17.5 million in 2004, and $16.6 million in 2003. These credits were netted against advertising costs within "Operating, general and administrative expenses." The company had accounts receivable due from vendors of $800,000 and $1.6 million for earned advertising credits and $3.9 million and $5.3 million for earned promotional discounts as of December 31, 2005 and December 25, 2004, respectively. The company had $1.8 million and $3.5 million in unearned revenue included in accrued liabilities for unearned vendor programs under long-term contracts for display and shelf space allocation as of December 31, 2005 and December 25, 2004, respectively.

(u) Operating, General and Administrative Expenses

Business operating costs including expenses generated from administration and purchasing functions, are recorded in "Operating, general and administrative expenses" on the Consolidated Statements of Income. Business operating costs include items such as wages, benefits, utilities, repairs and maintenance, advertising costs and credits, rent, insurance, equipment depreciation, leasehold amortization and costs for outside provided services.

(v) Advertising Costs

The company expenses advertising costs as incurred. The company recorded advertising expense, before vendor paid cooperative advertising credits, of $24.6 million in 2005, $23.9 million in 2004, and $25.3 million in 2003 in "Operating, general and administrative expenses."

(w) Rental Income

The company leases or subleases space to tenants in owned, vacated and open store facilities. Rental income is recorded when earned as a component of "Other income." All leases are operating leases, as disclosed in Note 5, and do not contain up-front considerations.

Note 2 Marketable Securities

Marketable securities, as of December 31, 2005 and December 25, 2004, consisted of:

(dollars in thousands) *December 31, 2005*	**Amortized Cost**	**Gross Unrealized Holding Gains**	**Gross Unrealized Holding Losses**	**Fair Value**
Available-for-sale:				
Pennsylvania state and municipal bonds	$13,353	$ —	$42	$13,311
Equity securities	2,514	7,388	3	9,899
	$15,867	$7,388	$45	$23,210

(dollars in thousands) *December 25, 2004*	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Available-for-sale:				
Pennsylvania state and municipal bonds	$ 5,008	$ —	$—	$ 5,008
Equity securities	3,091	8,114	1	11,204
	$ 8,099	$8,114	$ 1	$16,212

Maturities of marketable securities classified as available-for-sale at December 31, 2005, were as follows:

(dollars in thousands)	**Amortized Cost**	**Fair Value**
Available-for-sale:		
Due within one year	$ 5,014	$ 5,014
Due after one year through five years	8,339	8,297
Equity securities	2,514	9,899
	$15,867	$23,210

See additional disclosures regarding marketable securities in Notes 1(g) and 12.

Note 3 Inventories

Merchandise inventories, as of December 31, 2005 and December 25, 2004, were valued as follows:

(dollars in thousands)	2005	2004
LIFO	**$141,359**	$130,077
Average cost	**38,023**	34,967
	$179,382	$165,044

Management believes the use of the LIFO method for valuing certain inventories represents the most appropriate matching of costs and revenues in the company's circumstances. If all inventories were valued on the average cost method, which approximates current cost, total inventories would have been $43,134,000 and $41,786,000 higher than as reported on the above methods as of December 31, 2005 and December 25, 2004, respectively. During 2005, 2004 and 2003, the company had certain decrements in its LIFO pools, all of which had an insignificant impact on the cost of sales.

Note 4 Property and Equipment

Property and equipment, as of December 31, 2005 and December 25, 2004, consisted of:

(dollars in thousands)	Useful Life (in years)	2005	2004
Land		**$ 68,181**	$ 64,985
Buildings and improvements	10-60	**367,549**	348,530
Equipment	3-12	**555,377**	536,670
Leasehold improvements	5-20	**110,739**	104,615
Total, at cost		**1,101,846**	1,054,800
Less accumulated depreciation and amortization		**655,329**	613,726
		$ 446,517	$ 441,074

Note 5 Lease Commitments

At December 31, 2005, the company leased approximately 57% of its open store facilities under operating leases that expire at various dates through 2024. These leases generally provide for fixed annual rentals; however, several provide for minimum annual rentals plus contingent rentals as a percentage of annual sales and a number of leases require the company to pay for all or a portion of insurance, real estate taxes, water and sewer rentals, and repairs, the cost of which is charged to the related expense category rather than being accounted for as rent expense. Most of the leases contain multiple renewal options, under which the company may extend the lease terms from 5 to 20 years. Rents on operating leases, including agreements with step rents, are charged to expense on a straight-line basis over the minimum lease term. The company does not have any leases that include capital improvement funding or other lease concessions.

Rent expense and income on all leases consisted of:

(dollars in thousands)	2005	2004	2003
Minimum annual rentals	**$29,752**	$29,233	$28,453
Contingent rentals	**303**	266	262
Lease or sublease income	**(7,820)**	(7,780)	(8,053)
	$22,235	$21,719	$20,662

The following is a schedule by years of future minimum rental payments required under operating leases and total minimum sublease and lease rental income to be received that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2005.

(dollars in thousands)	Leases	Subleases
2006	$ 27,700	$ (4,823)
2007	26,331	(4,509)
2008	25,206	(3,424)
2009	23,209	(2,413)
2010	19,335	(1,781)
Thereafter	107,789	(3,313)
	$229,570	$(20,263)

The company has $1,294,000 accrued as of December 31, 2005, for future minimum rental payments due on previously closed stores, reduced by the estimated sublease income to be received. The future minimum rental payments required under operating leases and estimated sublease income for these locations are included in the above schedule.

Note 6 Retirement Plans

The company has a contributory retirement savings plan (401(k)) covering substantially all full-time associates, a noncontributory profit-sharing plan covering eligible associates, a noncontributory employee stock bonus plan covering eligible associates and three supplemental retirement plans covering highly compensated employees of the company. An eligible associate as defined in the Weis Markets, Inc. Profit Sharing Plan and the Weis Markets, Inc. Employee Stock Bonus Plan includes certain salaried associates, store management and administrative support personnel. The company's policy is to fund 401(k), profit-sharing and stock bonus costs as accrued, but not supplemental retirement costs. Contributions to the 401(k) plan, the profit-sharing plan and the stock bonus plan are made at the sole discretion of the company.

Retirement plan costs:

(dollars in thousands)	**2005**	2004	2003
Retirement savings plan	**$ 988**	$ 984	$ 992
Profit-sharing plan	**896**	855	852
Employee stock bonus plan	**40**	40	40
Deferred compensation plan	**516**	452	443
Supplemental retirement plan	**777**	572	186
Pharmacist deferred compensation plan	**8**	—	—
	$3,225	$2,903	$2,513

The company maintains a non-qualified deferred compensation plan for the payment of specific amounts of annual retirement benefits to certain officers or their beneficiaries over an actuarially computed normal life expectancy. The benefits are determined through actuarial calculations dependent on the age of the recipient, using an assumed discount rate.

Change in the benefit obligation:

(dollars in thousands)	**2005**	2004
Benefit obligation at beginning of year	**$6,019**	$5,798
Interest cost	**434**	435
Benefit payments	**(232)**	(231)
Actuarial gain	**82**	17
	$6,303	$6,019

Weighted-average assumptions used to determine benefit obligations:	**2005**	2004
Discount rate	**7.50%**	7.50%

Components of net periodic benefit cost:

(dollars in thousands)	**2005**	2004	2003
Interest cost	**$434**	$435	$423
Amount of recognized gain	**150**	214	263

Estimated future benefit payments:

(dollars in thousands)	Benefits
2006	$ 232
2007	1,028
2008	1,028
2009	1,028
2010	1,028
2011 – 2015	5,138

The company also maintains a non-qualified supplemental executive retirement plan and a non-qualified pharmacist deferred compensation plan for certain of its associates. These plans are designed to provide retirement benefits and salary deferral opportunities because of limitations imposed by the Internal Revenue Code and the Regulations implemented by the Internal Revenue Service. Participants in these plans are excluded from participation in the Profit Sharing and Employee Stock Bonus plans. The Board of Directors annually determines the amount of the allocation to the plans at its sole discretion. The allocation among the various plan participants is made in relationship to their compensation, years of service and job performance. Plan participants are 100% vested in their accounts after seven years of service with the company. Benefits are distributed among participants upon reaching the applicable retirement age. Substantial risk of benefit forfeiture does exist for participants in these plans. The present value of accumulated benefits amounted to $4,988,000 and $3,668,000 at December 31, 2005 and December 25, 2004, respectively.

The company has no other post-retirement benefit plans.

Note 7 Stock Option Plan

The company has an incentive stock option plan for officers and other key associates under which 188,580 shares of common stock are reserved for issuance at December 31, 2005. Under the terms of the plan, option prices are 100% of the "fair market value" of the shares on the date granted. Options previously granted are immediately exercisable and expire ten years after date of grant.

Changes during the three years ended December 31, 2005, in options outstanding under the plan were as follows:

	Weighted-Average Exercise Price	Shares Under Option
Balance, December 28, 2002	$34.99	111,270
Exercised	$27.99	(3,170)
Balance, December 27, 2003	$35.20	108,100
Exercised	$29.84	(7,650)
Expired	$26.50	(700)
Forfeited	$34.35	(1,500)
Balance, December 25, 2004	$35.69	98,250
Exercised	$33.11	(5,200)
Forfeited	$35.97	(900)
Balance, December 31, 2005	**$35.83**	**92,150**

Exercise prices for options outstanding as of December 31, 2005 ranged from $31.50 to $37.94. The weighted-average remaining contractual life of those options is three years. As of December 31, 2005, all options are exercisable.

Note 8 Long-Term Debt

In October 2002, the company entered into a three-year unsecured Revolving Credit Agreement (the "Credit Agreement") in the amount of $100 million to provide funds for general corporate purposes including working capital and letters of credit. The Credit Agreement required the maintenance of affirmative and negative covenants, which among other things restricted stock purchases, capital expenditures, and asset dispositions. The covenants included the preservation of a minimum consolidated net worth and a fixed charge coverage ratio. Borrowings under the Credit Agreement were to bear interest at a Base-Rate Option or Euro-Rate Option at the discretion of the company. The Base-Rate was the greater of Prime Rate or 0.50% plus the Federal Funds Effective Rate. The Euro-Rate was based upon the London interbank market plus an Applicable Margin. The Applicable Margin equaled 0.625% plus a Usage Fee of 0.125% when borrowings exceeded 33% of the aggregate committed amounts, or 0.25% when borrowings exceeded 67% of the aggregate committed amounts, or 0% in all other cases. The company paid a commitment fee equal to 0.15% per annum on the unused portion of the Credit Agreement. On October 18, 2005, the company allowed the Credit Agreement to expire.

Note 9 Income Taxes

The provision (benefit) for income taxes consists of:

(dollars in thousands)	**2005**	2004	2003
Current:			
Federal	**$34,991**	$21,322	$28,387
State	**3,739**	2,304	1,520
Deferred:			
Federal	**(2,443)**	6,727	3,141
State	**(402)**	59	580
	$35,885	$30,412	$33,628

The reconciliation of income taxes computed at the federal statutory rate (35% in 2005, 2004 and 2003) to the provision for income taxes is:

(dollars in thousands)	**2005**	2004	2003
Income taxes at federal statutory rate	**$34,757**	$30,661	$30,871
State income taxes, net of federal income tax benefit	**2,169**	1,536	1,366
Resolution and accrual of audit contingencies	**(300)**	(1,590)	1,625
Other	**(741)**	(195)	(234)
Provision for income taxes (effective tax rate 36.1%, 34.7% and 38.1%, respectively)	**$35,885**	$30,412	$33,628

The company accrued for probable liabilities resulting from tax assessments by federal and state tax authorities in 2003. During 2003, the Internal Revenue Service completed its routine audit of the company's federal income tax returns for the years 1997 through 2001. Resolution was completed with respect to the various tax issues in the examination in 2004 and adjustments were made to certain previously filed tax returns.

Cash paid for income taxes was $34,995,000, $29,446,000 and $31,123,000 in 2005, 2004 and 2003, respectively.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2005 and December 25, 2004, are:

(dollars in thousands)	**2005**	2004
Deferred tax assets:		
Accounts receivable	**$ 221**	$ 249
Compensated absences	**487**	521
Employee benefit plans	**11,360**	8,741
General liability insurance	**1,325**	1,750
Nondeductible accruals and other	**1,899**	2,907
Total deferred tax assets	**15,292**	14,168
Deferred tax liabilities:		
Inventories	**(7,886)**	(7,799)
Unrealized gains on marketable securities	**(3,047)**	(3,366)
Depreciation	**(27,596)**	(29,404)
Total deferred tax liabilities	**(38,529)**	(40,569)
Net deferred tax liability	**$(23,237)**	$(26,401)
Current deferred asset – net	**$ 4,359**	$ 3,003
Noncurrent deferred liability – net	**(27,596)**	(29,404)
Net deferred tax liability	**$(23,237)**	$(26,401)

Note 10 Comprehensive Income

(dollars in thousands)	**2005**	2004	2003
Net income	**$63,421**	$57,191	$54,576
Other comprehensive income by component, net of tax:			
Unrealized holding (losses) gains arising during period (Net of deferred taxes of $144, $248 and $201, respectively)	**(204)**	350	283
Reclassification adjustment for gains included in net income (Net of deferred taxes of $175, $22 and $0, respectively)	**(247)**	(31)	—
Other comprehensive income, net of tax	**(451)**	319	283
Comprehensive income	**$62,970**	$57,510	$54,859

Note 11 Summary of Quarterly Results (Unaudited)

Quarterly financial data for 2005 and 2004 are as follows:

(dollars in thousands, except per share amounts)	**Thirteen Weeks Ended**			**Fourteen Weeks Ended**
	Mar. 26, 2005	**June 25, 2005**	**Sep. 24, 2005**	**Dec. 31, 2005**
Net sales	**$549,712**	**$535,734**	**$535,251**	**$601,901**
Gross profit on sales	**145,107**	**143,331**	**142,521**	**155,502**
Net income	**16,764**	**14,625**	**13,667**	**18,365**
Basic and diluted earnings per share	**.62**	**.54**	**.51**	**.68**

(dollars in thousands, except per share amounts)	Thirteen Weeks Ended			
	Mar. 27, 2004	June 26, 2004	Sep. 25, 2004	Dec. 25, 2004
Net sales	$520,669	$521,374	$518,639	$537,030
Gross profit on sales	136,424	136,723	136,697	139,658
Net income	16,235	13,644	12,214	15,098
Basic and diluted earnings per share	.60	.50	.45	.56

Note 12 Fair Value Information

The carrying amounts for cash, accounts receivable and accounts payable approximate fair value because of the short maturities of these instruments. The fair values of the company's marketable securities, as disclosed in Note 2, are based on quoted market prices.

Note 13 Contingencies

The company is involved in various legal actions arising out of the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the company's consolidated financial position, results of operations or liquidity.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Weis Markets, Inc.
Sunbury, Pennsylvania

We have audited the accompanying consolidated balance sheets of Weis Markets, Inc. as of December 31, 2005 and December 25, 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for the fiscal years ended December 31, 2005 and December 25, 2004 (53 weeks and 52 weeks, respectively). We have also audited management's assessment, included in the accompanying Form 10-K, that Weis Markets, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Weis Markets, Inc.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the company's internal control over financial reporting based on our audits. The consolidated financial statements of Weis Markets, Inc. for the period ended December 27, 2003, were audited by other auditors whose report, dated January 27, 2004, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

Our audit of internal control included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weis Markets, Inc. as of December 31, 2005 and December 25, 2004, and the consolidated results of its operations and its cash flows for the fiscal years ended December 31, 2005 and December 25, 2004 (53 weeks and 52 weeks, respectively), in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that Weis Markets, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, Weis Markets, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Grant Thornton LLP

Philadelphia, Pennsylvania
February 10, 2006

Five Year Review of Operations

(dollars in thousands, except shares, per share amounts and store information)	**53 Weeks Ended Dec. 31, 2005**	**52 Weeks Ended Dec. 25, 2004**	**52 Weeks Ended Dec. 27, 2003**	**52 Weeks Ended Dec. 28, 2002**	**52 Weeks Ended Dec. 29, 2001**
Net sales	**$2,222,598**	$2,097,712	$2,042,499	$1,999,364	$1,971,665
Costs and expenses	**2,143,037**	2,025,527	1,971,878	1,919,957	1,908,725
Income from operations	**79,561**	72,185	70,621	79,407	62,940
Investment and other income	**19,745**	15,418	17,583	15,279	18,907
Income before provision for income taxes	**99,306**	87,603	88,204	94,686	81,847
Provision for income taxes	**35,885**	30,412	33,628	35,537	31,792
Net income	**63,421**	57,191	54,576	59,149	50,055
Retained earnings, beginning of year	**702,714**	702,961	678,294	648,522	1,069,986
	766,135	760,152	732,870	707,671	1,120,041
Stock purchase and cancellation	**—**	—	—	—	434,317
Cash dividends	**30,270**	57,438	29,909	29,377	37,202
Retained earnings, end of year	**$ 735,865**	$ 702,714	$ 702,961	$ 678,294	$ 648,522
Weighted-average shares outstanding, diluted	**27,033,789**	27,098,276	27,186,277	27,202,435	32,298,696
Cash dividends per share	**$ 1.12**	$ 2.12	$ 1.10	$ 1.08	$ 1.08
Basic and diluted earnings per share	**$ 2.35**	$ 2.11	$ 2.01	$ 2.17	$ 1.55
Working capital	**$ 163,669**	$ 137,872	$ 162,305	$ 114,937	$ 102,331
Total assets	**$ 788,487**	$ 748,482	$ 744,315	$ 716,699	$ 704,185
Long-term obligations	**$ —**	$ —	$ —	$ —	$ 25,000
Shareholders' equity	**$ 603,857**	$ 571,700	$ 575,448	$ 552,432	$ 525,364
Number of grocery stores	**158**	157	158	160	163
Number of pet supply stores	**32**	33	33	33	33

STOCK PRICES AND DIVIDEND INFORMATION BY QUARTER

The company's stock is traded on the New York Stock Exchange (ticker symbol WMK). The approximate number of shareholders including individual participants in security position listings on December 31, 2005 as provided by the company's transfer agent was 5,551. High and low stock prices and dividends paid per share for the last two fiscal years were:

	2005			2004		
	Stock Price		**Dividend**	Stock Price		Dividend
Quarter	**High**	**Low**	**Per Share**	High	Low	Per Share
First	**$39.15**	**$36.12**	**$.28**	$37.09	$31.50	$ .28
Second	**38.95**	**36.34**	**.28**	35.60	32.80	.28
Third	**41.68**	**37.14**	**.28**	36.05	31.01	1.28
Fourth	**44.15**	**36.80**	**.28**	39.90	33.42	.28

Corporate Directory

Board of Directors

Robert F. Weis
Chairman

Jonathan H. Weis
Vice Chairman and Secretary

Norman S. Rich
President / Chief Executive Officer

William R. Mills
Senior Vice President
and Treasurer / CFO

Richard E. Shulman
President, Industry Systems
Development Corporation

Michael M. Apfelbaum
Partner, Apfelbaum,
Apfelbaum & Apfelbaum,
Attorneys at Law

Steven C. Smith
President and CEO
K-VA-T Food Stores, Inc.

Officers

Robert F. Weis
Chairman

Jonathan H. Weis
Vice Chairman and Secretary

Norman S. Rich
President / Chief Executive Officer

William R. Mills
Senior Vice President
and Treasurer / CFO

Wayne S. Bailey
Vice President
Merchandising

Alan L. Barrick
Vice President
Engineering and Manufacturing

Walter B. Bruce
Vice President
Private Label

Harold G. Graber
Vice President
Real Estate

Dale E. Horst
Vice President
Store Operations

Daniel A. Kessler
Vice President
Procurement

Joseph G. Kleman
Vice President
Distribution

Lynn A. Leitzel
Vice President
Information Technology

James E. Marcil
Vice President
Human Resources

Edward W. Rakoskie, Jr.
Vice President
Operations

Frank J. Santalucia
Vice President
Pharmacy

Annual Meeting

The annual meeting of the shareholders of the company will be held at 10 a.m. on Tuesday, April 4, 2006, Eastern Daylight Time, at the Corporate offices, 1000 South Second Street, Sunbury, PA 17801.

Registrar and Transfer Agent

American Stock
Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
(718) 921- 8210

Auditors

Grant Thornton LLP
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080

Executive Committee

(from left to right)
Norman S. Rich
Robert F. Weis
Jonathan H. Weis
William R. Mills



WEIS MARKETS, INC.
1000 S. Second Street
Sunbury, PA 17801-0471
www.weismarkets.com

Founded in 1912, Weis Markets currently operates 157 stores in five states: Pennsylvania, Maryland, New Jersey, New York and West Virginia. It also owns Superpetz, a pet supply superstore chain with 31 locations in 10 states.